

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

March 17, 2010

Via Facsimile and U.S. Mail

Mr. Anthony L. Genito
Chief Financial Officer
Spectrum Brands, Inc.
Six Concourse Parkway, Suite 3300
Atlanta, Georgia  30328

> **Re:    Spectrum Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 29, 2009**
> **File No.  001-13615**

Dear Mr. Genito:

We have reviewed your filings and your response letter dated March 11, 2010 and we have the following comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A.  Controls and Procedures, Page 82

1.      We note your response to prior comment 4.  Please amend your filing to include a
        statement as to whether or not internal control over financial reporting is effective as of
        September 30, 2009, as explicitly required by Item 308(a)(3) of Regulation S-K.

2.      We note your response to our prior comments 4 and 5.  Please explain how you
        considered the definition of disclosure controls and procedures provided in Rule 13a-
        15(e), which indicates that effective controls and procedures would ensure that
        information required to be disclosed by the issuer is recorded, processed, summarized and
        reported within the time periods specified in the Commission's rules and forms.  In
        addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you
        can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
        management's report on Internal Control over Financial Reporting renders an annual
        report materially deficient and also renders a company not timely or current in its
        Exchange Act Reporting.  In light of these facts and considering that you did not
        include the required disclosure of your conclusion on internal control over financial
        reporting, please explain how you could conclude that disclosure controls and procedures
        were effective.  Alternatively, please amend your Form 10-K to disclose management's
        revised conclusion on the effectiveness of your disclosure controls and procedures, i.e.,
        that disclosure controls and procedures were not effective as of the end of the fiscal year.

Item 11.  Executive Compensation, page 86

Compensation Committee, page 89

3.      We have reviewed your response to prior comment 7.  While we appreciate that you have
        undertaken to disclose the performance goals and targets that need to be achieved in order
        for your named executive officers to receive their incentive awards in future periods, to
        the extent then known, the primary goal of our comment was to have you provide in your
        future filings the specific types and amounts of performance goals and targets that
        factored into the incentive compensation awards made to the named executive officers for
        the most recently completed fiscal year and that are reflected in the summary
        compensation table.  For example, if a performance award was tied to operating earnings,
        your disclosure should specifically state that and disclose the various levels of operating
        earnings that would trigger threshold, target and maximum award payments.

        As appropriate, please amend your 2009 Form 10-K and respond to these comments
within 10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendments to expedite our review.  Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on

Spectrum Brands, Inc.
Mr. Anthony L. Genito
March 17, 2010
Page 3

EDGAR.  Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments.  In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
.

Sincerely,


Lynn Dicker
Reviewing Accountant